UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2011

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐   40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐   No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 11, 2011

1

Q1 2011

SIERRA WIRELESS™

UNITED STATES GAAP

First Quarter Report
For the three months ended March 31

AirCard®

AirPrime™

AirLink™

AirVantage™

Energy Management
Security
Mobile Consumer
Mobile Computing
Automotive

Report to Shareholders

We continue to execute on our strategy and to make good progress on a number of important business initiatives.  However, our financial performance in the first quarter of 2011 was mixed.

First quarter 2011 revenue was in-line with expectations at $144.3 million, down 5% compared to the first quarter of 2010.   This year-over-year decline was driven by a significant reduction in sales to a single large e-book reader customer, which declined from $26.7 million in the first quarter of 2010 to $0.7 million in the first quarter of 2011.   Excluding sales to this customer, revenue in the first quarter increased 15% on a year-over-year basis.

Our in-line revenue performance was offset by lower than expected Non-GAAP gross margin of 27.4%, resulting in a Non-GAAP loss from operations in the first quarter of $3.6 million.   Component cost reductions took longer than expected to realize, and we recorded an unusually high warranty expense related to the AirCard product line which negatively affected gross margin during the first quarter.  We view these unfavorable gross margin factors as temporary and expect to see a modest gross margin improvement in the second quarter.

Despite a weaker than expected operational start to 2011, we believe that our strategy is sound and that our execution on strategic initiatives has been strong.  By strengthening key aspects of our business, we have created a sustainable leadership position in two growth markets in the wireless industry — Machine-to-Machine (“M2M”) and Mobile Computing.  Our product pipeline is strong, our design win momentum is solid and we have secured important new channel slots and design wins.  This progress underpins our expectations for year-over-year growth in revenue and earnings in the second half of this year.

Machine-to-Machine

In M2M, our strategy is to be the embedded solution of choice for OEMs, and to expand our position in the M2M value chain by building complete solutions and services for OEMs, enterprises and operators.  Our M2M business is highly diversified and has strong competitive advantages, which continued to drive solid design-win momentum across various market segments in the first quarter.

In our AirPrime wireless embedded module product line, recent design wins include Hughes Telematics, who is using our embedded modules and application framework to build their In-Drive™ telematics solution, and EDMI Ltd., a smart metering leader who is using our embedded modules to enable advanced metering infrastructure applications.  We also have been awarded numerous 4G LTE embedded module design wins, primarily in the Networking segment with companies such as Netgear, Netcomm, and Lancom.

During the first quarter of 2011, we also made significant progress in expanding our position in the M2M value chain.  We recently launched the AirLink GX400 - our next generation intelligent M2M gateway and router, including both 3G and 4G wireless connectivity options.  Our AirVantage M2M cloud computing platform also gained significant market traction during the first quarter.   In addition to current customers, we announced agreements with leading operators around the world to integrate their subscription management platforms with AirVantage and to co-market AirVantage application enablement services to OEMs and solution providers globally.  Our new AirVantage partners include AT&T, Verizon, Vodafone and KPN.

Sales in our M2M business were $72.7 million in the first quarter 2010, down 18% from $88.7 million in the first quarter of 2010.  Excluding sales to a single large e-book reader customer, revenue in our core M2M business was up 16% year-over-year.  M2M represented 50% of revenue in the quarter.

Mobile Computing

In Mobile Computing, our strategy is to focus on our key operator and PC OEM customers and be the best mobile broadband solution supplier in the industry.  Our customers recognize our technology leadership, product execution, best-in-class support, high quality and total cost of ownership advantages.

During the first quarter, we made strong progress in the development and launch of our 4G AirCard® mobile broadband devices.    We launched our second generation mobile hotspot with Sprint — the 3G/4G Overdrive Pro — bringing important new enhancements to market, such as support for 8 simultaneous users and extended WiFi range.  We also introduced our new, innovative line up of 4G LTE AirCard mobile hotspots and USB modems, and have secured channel slots with key operator partners for these products.  Related to our LTE investments, we also announced another chapter in our long standing technology collaboration with Telstra and Ericsson — with each participating in the development and launch of products and infrastructure in support of Telstra’s migration to LTE later this year.

We also believe that we are well positioned with PC OEMs.  We have a steady, core set of Tier 2 PC OEM customers and have also secured new design wins with additional Tier 2 players, as well as three Tier 1 OEMs, including Lenovo.  We have been very busy assisting these customers with module integration and expect these new design wins to result in ramping volume shipments of our embedded modules in the second half of 2011.

Sales in our Mobile Computing business were $71.6 million in the first quarter of 2011, up 14% from $62.7 million in the first quarter of 2010.  Mobile Computing represented 50% of sales in quarter.

Outlook

Looking forward, I believe we are executing well to our strategy, and that Sierra Wireless is well positioned in both of our target markets.  We are the global market leader in M2M and are gaining significant traction in our value chain expansion efforts.   Our strategy in Mobile Computing to concentrate on key operator and PC OEM customers is working.   Operationally, we are off to a slower start in 2011 than anticipated, however, we continue to expect solid year over year revenue and earnings growth in the second half.

Overall, I am excited about the prospects for Sierra Wireless and believe the company has the foundation necessary to drive sustainable, profitable growth.   I thank you for your continued support and look forward to reporting to you on our achievements in the coming quarters.

Jason W. Cohenour

President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the “Cautionary Note Regarding Forward-Looking Statements” in the attached MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three months ended March 31, 2011, and up to and including May 10, 2011.  This MD&A should be read together with our unaudited interim consolidated financial statements for the three month period ended March 31, 2011 and March 31, 2010, and our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2010 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  As a result, our actual results, achievements and developments in our business may differ significantly from our current expectations. These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the SEC in the United States and the provincial securities commissions in Canada.  Certain of these material risks are listed below:

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed; and

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

Overview

We provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

We believe that the markets for wireless solutions in mobile computing and M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment and upgrade of mobile broadband networks around the world, growth in the number and type of devices being wirelessly connected, a growing strategic focus on M2M services by wireless operators, and an expanding end customer awareness of the availability of such services and their benefits.

While the design and manufacture of mobile computing devices continues to be core to our success, our expansion by acquisition and organic development into M2M now makes us a global leader in this market; placing us in a strong position to benefit from the anticipated growth in both wireless M2M and mobile computing markets.  Our acquisitions have also diversified our revenue base, broadened our product offerings and increased our scale and capabilities throughout the world.

Our line-up of M2M wireless solutions is used by a wide range of OEMs and enterprises to wirelessly enable their products and solutions.  Our M2M customers cover a broad range of industries, including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.

Our mobile computing products are used by businesses and consumers to enable mobile broadband access to the Internet, e-mail, remote databases and corporate and consumer applications.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value-added resellers.

Key factors that we expect will affect our results in the near term are general economic conditions in the markets we serve, seasonality in demand, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

We expect second quarter 2011 revenue to be relatively flat compared to first quarter 2011 as several of our major mobile computing customers continue to work through 4G product and wireless network transitions.  Moreover, following shipments in Q1, we are not expecting revenue from Clearwire in the foreseeable future as a result of their evolving retail strategy and renewed focus on cash management.  While our demand outlook for M2M continues to be strong, we expect that Q2 revenue will be constrained slightly as the recent natural disaster in Japan has caused supply shortages for certain components used in our M2M products.  We expect revenue in the second half of the year to improve significantly as a result of new 4G AirCard product launches with leading mobile network operators and growing volume shipments of our AirPrime embedded modules to PC OEMs, as well as reduced supply constraints and solid underlying demand in our core M2M business.

M2M

Our M2M business includes our AirPrime Wireless Embedded Modules (excluding embedded module sales to PC OEMs), AirLink Intelligent Gateways and Routers and our AirVantage™ M2M Cloud Platform.  We believe that the market for our M2M products offers profitable growth opportunities.  The M2M market is competitive and our future success will depend in part on our ability to continue to develop differentiated products and services that meet our customers’ evolving technology, design, schedule and price requirements.  In the first quarter of 2011, M2M sales represented 50% of total sales.

AirPrime™ Wireless Embedded Modules (excludes PC OEM embedded modules)

We believe that there are long-term growth and profitability prospects in the embedded M2M market and we plan to continue to invest to expand our leadership position.  Our expanded line-up of AirPrime Wireless Embedded Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our M2M OEM customers cover a broad range of industries including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare and consumer electronics.

In the first quarter of 2011, sales of our M2M embedded module products decreased 21% to $59.7 million, compared to $75.7 million in the first quarter of 2010, primarily as a result of unusually high shipments of modules to an e-book reader manufacturer in the first quarter of 2010.  Sales of M2M embedded modules to this one e-book reader customer in the first quarter of 2010 were $26.7 million compared to $0.7 million in the first quarter of 2011.  Excluding sales to this one e-book reader customer, our core M2M embedded module revenue grew 20% in the first quarter of 2011 compared to the same period in 2010.

During the first quarter of 2011, we introduced industrial-grade HSPA+ and EV-DO wireless modules to our award-winning AirPrime SL Series of wireless embedded modules.  Our AirPrime SL809x, for HSPA+ networks, and SL501x, for EV-DO networks, are optimized for applications requiring high bandwith and operating in rugged environments, such as security and video surveillance systems, mobile healthcare devices and industrial terminals.  We also introduced new software features that accelerate embedded M2M application development, including a new third-party library, an integrated debugging tool and a new user interface for remote device management.

During the first quarter of 2011, several customers selected our wireless embedded modules for use in their products and services.  Ambient Corporation (“Ambient”) selected our AirPrime Wireless Embedded Module to provide 3G wireless connectivity for Ambient’s latest X-series smart grid communications node, used by energy and utilities companies for real-time monitoring and communication with the grid.  Lancom Systems GmbH, a German manufacturer of enterprise network solutions, selected our wireless embedded module to provide wireless network connectivity for its new line of 4G cellular broadband virtual private network routers.  NetComm Limited, an international manufacturer of data communications solutions for small business and home users, selected our MC7750 and MC7710 embedded modules to provide 4G cellular network connectivity for its new NetComm Liberty Series LTE Wi-Fi Router.  Together with PositiveID Corporation (“PositiveID”), a developer and marketer of healthcare and information management products, we announced that our AirPrime Wireless Embedded Module will power PositiveID’s iglucose mobile health solution for real-time diabetes management.  In addition, NETGEAR, Inc., an international provider of networking solutions for business and consumers, chose our AirPrime 4G wireless embedded modules to provide high speed connectivity for a new series of mobile broadband routers that will take advantage of 4G LTE and Dual-Carrier HSPA+ networks.  Recently, we announced that Hughes

Telematics, Inc., a leader in providing next-generation connected services, has selected our SL6087 EDGE module and XM0110 GPS module to support its award-winning In-Drive aftermarket telematics solution.

Together with EDMI Limited (“EDMI”), we were awarded the GSMA Global Mobile Award for Best Mobile Innovation for Utilities at the 2011 Mobile World Congress in Barcelona.  The award recognized EDMI’s EWM100 modem for smart metering applications, which uses our AirPrime embedded modules to provide robust cellular communications.

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial and financial organizations, and are among our highest gross margin products.  We continue to believe that there are profitable growth prospects for our AirLink intelligent solutions and we intend to capture these opportunities through segment, product line and geographic expansion.

In the first quarter of 2011, revenue from AirLink Intelligent Gateways and Routers was $10.1 million compared to $10.5 million in the first quarter of 2010.

During the first quarter of 2011, we announced a multi-purpose wireless gateway that defines next-generation intelligent M2M networking.  Our powerful AirLink GX400 gateway offers a leading edge combination of features, including cloud-based device management, extensive hardware and software enhancements, mil-spec ruggedness, GPS and associated location-based services and advanced configuration options with comprehensive expandability for both hardware and software features. We also introduced a 4G LTE multi-purpose wireless gateway that leverages the power of the Verizon Wireless 4G LTE network.  The AirLink GX 440 delivers the higher bandwidth required by applications such as high-quality wireless video surveillance, multi-data stream wireless connections to branch locations and mobile office applications.  Recently, we also announced that Metsaliitto, an international forestry group, has selected our AirLink MP895 rugged in-vehicle router to provide fast, 3G connections it is heavy machinery and transport vehicles, enabling real-time transmission of critical information.

AirVantage™ M2M Cloud Platform

Our AirVantage M2M Cloud Platform provides solutions and services that enable application providers, OEMs and mobile network operators to accelerate the deployment of complete M2M solutions for managing remote equipment and assets.  These solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage services platform.  Our services platform is scalable, secure and compatible with a broad range of available wireless equipment.

During the first quarter of 2011, we announced the availability of AirVantage Smart Automation, an extension to our AirVantage M2M Cloud Platform that simplifies the connection to industrial equipment and the creation of embedded business logic without programming.  In addition, together with KPN N.V. (“KPN”), the leading mobile network operator in the Netherlands, we are collaborating to bring M2M applications to market faster and at lower cost.  KPN and Sierra Wireless will jointly market the AirVantage M2M Cloud Platform and KPN’s M2M services.  We are also collaborating with Verizon Wireless, AT&T and Vodafone to co-market our AirVantage M2M Cloud Platform.

Mobile Computing

Our mobile computing business includes our AirCard® Mobile Broadband Devices and AirPrime wireless embedded modules for PC OEM customers.  In the first quarter of 2011, mobile computing sales represented 50% of total revenue.

AirCard® Mobile Broadband Devices

Our AirCard mobile broadband device family includes our AirCard branded PC cards, USB modems and mobile Wi-Fi hotspots.  Our AirCards, sold to wireless operators around the world, provide a simple way to connect notebooks, netbooks and other electronic devices to the Internet, over 3G and 4G mobile broadband networks.

In the first quarter of 2011, sales of our AirCard products increased by 12% to $63.9 million, compared to $57.0 million in the same period of 2010, primarily due to higher sales volumes of new products launched since the first quarter of 2010.

We believe that the market for our AirCard products continues to offer profitable opportunities.  Competition in this market continues to be intense and our future success will depend in part on our ability to continue to develop differentiated products that meet our customers’ evolving technology, design, schedule and price requirements.

During the first quarter of 2011, we introduced two new 4G mobile hotspots and two new 4G USB modems.  The AirCard 753S and AirCard 754S Mobile Hotspots each connect up to five Wi-Fi enabled devices simultaneously to the internet over Dual-Carrier HSPA+ and LTE networks, respectively.  The new 4G Mobile Hotspots are approximately the size of a deck of cards, lightweight and easy to set up and use.  We also introduced the AirCard 319U and AirCard 320U USB modems, with 4G speeds and user friendly design.  The AirCard 319U USB modem, launched on the Telus network in Canada in March 2011, offers download speeds of up to 42 Mbps and upload speeds of up to 5.76 Mbps.  The AirCard 320U is our first USB modem for LTE networks, offering download speeds of up to 100 Mbps and upload speeds of up to 50 Mbps.

In the first quarter of 2011, we launched our second generation mobile hotspot with Sprint — the 3G/4G Overdrive Pro.  The Overdrive Pro allows users to connect up to eight Wi-Fi enabled devices simultaneously through a single Wi-Fi connection to a 4G network offering download speeds up to 10 times faster than current 3G speeds.

AirPrime™ Wireless Embedded Modules for PC OEMs

In the first quarter of 2011, revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased 39% to $6.7 million from $4.8 million in the same period of 2010, primarily due to increased market demand from our existing PC OEM customers and design wins with new customers.

In 2010, we made good progress in re-energizing our position in the market by securing new design wins with Tier 1 and Tier 2 PC OEMs for platforms scheduled to launch in 2011.  In the first quarter of 2011, we announced that Lenovo had selected our AirPrime wireless embedded modules to provide embedded 3G connectivity in the latest generation of the Lenovo ThinkPad professional-grade laptop computers.  Fujitsu Limited has also selected our AirPrime wireless embedded modules to integrate into its LIFEBOOK series of notebooks and tablets.  We have now secured design wins with several Tier 2 and three Tier 1 PC OEMs and expect our shipments of AirPrime embedded modules to these customers to grow in the coming quarters as they launch new wirelessly enabled notebook and tablet platforms.

Our ability to secure additional design wins in the PC OEM market will depend on our ability to successfully develop products and offer services that meet our customers’ technology, design, schedule and price requirements.

Selected Annual Information

Years ended December 31, (in thousands of U.S. dollars)	2010	2009	2008

Revenue	$650,341	$526,384	$567,308
Net earnings (loss)	(14,541)	(39,899)	62,583
Basic earnings (loss) per share	(0.47)	(1.29)	2.00
Diluted earnings (loss) per share	(0.47)	(1.29)	2.00
Total assets	469,568	484,519	462,386
Total long term liabilities	24,987	36,105	15,105

Results of Operations

The following table sets forth our operating results for the three months ended March 31, 2011 and 2010, as well as our results, expressed as a percentage of revenue:

Three months ended March 31,	2011		2010
(in thousands of U.S. dollars)	$	%	$	%
Revenue	144,275	100.0	151,317	100.0
Cost of goods sold	104,811	72.6	104,983	69.4
Gross margin	39,464	27.4	46,334	30.6
Expenses
Sales and marketing	12,268	8.5	14,156	9.4
Research and development	23,512	16.3	20,541	13.6
Administration	9,385	6.5	9,584	6.3
Restructuring costs	325	0.2	1,611	1.1
Integration costs	540	0.4	1,846	1.2
Amortization	2,848	2.0	3,106	2.0
	48,878	33.9	50,844	33.6
Loss from operations	(9,414)	(6.5)	(4,510)	(3.0)

Foreign exchange gain (loss)	422		(3,658)
Other expense	(40)		(130)
Loss before income taxes	(9,032)		(8,298)

Income tax recovery	(1,199)		(689)
Net loss before non-controlling interest	(7,833)		(7,609)
Less: Non-controlling interest	(44)		(88)
Net loss attributable to the Company	(7,789)		(7,521)

Segmented Information

Our revenue by segment, by product, and by geographical region is as follows:

Three months ended March 31,	2011	2010
Revenue by segment
M2M	50%	59%
Mobile computing	50	41
	100%	100%
Gross margin by segment
M2M	31.2%	N/A
Mobile computing	23.5	N/A
	27.4%	30.6%
Revenue by product
AirPrime Wireless Embedded Modules	46%	53%
AirCard Mobile Broadband Devices	44	38
AirLink Intelligent Gateways and Routers	7	7
AirVantage M2M Cloud Platform and Other	3	2
	100%	100%

Revenue by geographical region
Americas	44%	42%
Europe, Middle East and Africa (“EMEA”)	21	13
Asia-Pacific	35	45
	100%	100%

See discussion under “Results of Operations” for factors that have caused period to period variations.

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude impact of stock-based compensation expense, amortization related to acquisitions, restructuring costs, integration costs, unrealized foreign exchange gains or losses on translation of balance sheet accounts, and tax adjustments.

The following table provides a reconciliation of the non-GAAP financial measures for the three months ended March 31, 2011 and 2010 to our U.S. GAAP results:

(in thousands of U.S. dollars)	2011	2010

Revenue — GAAP and Non-GAAP	$144,275	$151,317

Gross margin — GAAP	$39,464	$46,334
Stock-based compensation	113	135
Gross margin — Non-GAAP	$39,577	$46,469

Loss from operations — GAAP	$(9,414)	$(4,510)
Stock-based compensation	1,632	1,695
Restructuring and other costs	325	1,611
Integration costs	540	1,846
Acquisition related amortization	3,288	3,485
Earnings (loss) from operations — Non-GAAP	$(3,629)	$4,127

Net loss — GAAP	$(7,789)	$(7,521)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	5,725	8,076
Unrealized foreign exchange loss (gain)	(335)	3,658
Non-controlling interest	(32)	(85)
Net earnings (loss) — Non-GAAP	$(2,431)	$4,128

Loss per share — GAAP	$(0.25)	$(0.24)
Diluted earnings (loss) per share — Non-GAAP	$(0.08)	$0.13

Results of Operations — Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Revenue

Revenue for the three months ended March 31, 2011 was $144.3 million, compared to $151.3 million in the same period of 2010, a decrease of 4.6%.

On a segmented basis, our M2M revenue was $72.7 million in the first quarter of 2011, compared to $88.7 million in the same period of 2010, a decrease of $15.9 million or 18.0%. The decrease in revenue from M2M products was primarily due to a significant reduction in module sales to a single large e-book reader customer, partially offset by solid growth in sales of our core M2M embedded module products.  Our mobile computing revenue increased 14.2% to $71.6 million in the first quarter of 2011, compared to $62.6 million in the same period of 2010.  This increase was due to higher sales of AirCard products resulting from new products launched during the year and slightly higher embedded module sales to PC OEMs.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 44%, 21% and 35%, respectively, of our total revenue in the first quarter of 2011, compared to 42%, 13% and 45%, respectively, of our total revenue in the same period of 2010.

In the first quarter of 2011, Telstra and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 25% of our revenue.  In the first quarter of 2010, AT&T, Sprint, and Barnes and Noble each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 46% of our revenue.

We expect second quarter 2011  revenue to be relatively flat compared to first quarter 2011 as several of our major mobile computing customers continue to work through 4G product and wireless network transitions.  Moreover, following shipments in Q1, we are not expecting revenue from Clearwire in the foreseeable future as a result of their evolving retail strategy and renewed focus on cash management.  While our demand outlook for M2M continues to be strong, we expect that Q2 revenue will be constrained slightly as the recent natural disaster in Japan has caused supply shortages for certain components used in our M2M products.  We expect revenue in the second half of the year to improve significantly as a result of new 4G AirCard product launches with leading mobile network operators and growing volume shipments of our AirPrime embedded modules to PC OEMs, as well as reduced supply constraints and solid underlying demand in our core M2M business.

Gross margin

Gross margin amounted to $39.5 million for the three months ended March 31, 2011, or 27.4% of revenue, compared to $46.3 million, or 30.6% of revenue, in the same period of 2010.  The decrease in gross margin percentage resulted primarily from the change in mix between higher margin M2M products and lower margin mobile computing products, and unusually high warranty costs.  Gross margin included $0.1 million of stock-based compensation expense in the first quarter of 2011, compared to $0.1 million in the same period of 2010.

On a segmented basis, gross margin was $22.7 million for M2M, or 31.2% of M2M revenue, and $16.8 million for mobile computing, or 23.5% of mobile computing revenue, in the first quarter of 2011.  Comparative period information is not available as we started reporting segmented information in the first quarter 2011 following an organizational structure change that we implemented during the fourth quarter of 2010.

During the second quarter of 2011, we expect that our gross margin percentage will improve as we begin to benefit from expected component cost reductions on many of our products.  Our gross margin percentage may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Sales and marketing

Sales and marketing expenses were $12.3 million for the three months ended March 31, 2011, compared to $14.2 million in the same period of 2010, a decrease of 13%.  The decrease in sales and marketing costs is due primarily to cost reductions resulting from the integration of Sierra Wireless and Wavecom S.A. (“Wavecom”), which we acquired in February 2009, partially offset by the negative impact of a weaker U.S. dollar.  Sales and marketing expenses included $0.3 million of stock-based compensation expense in the first quarter of 2011, compared to $0.4 million in the same period of 2010.  Sales and marketing expenses as a percentage of revenue decreased to 8.5% in the three months ended March 31, 2011, compared to 9.4% in the same period of 2010.

Research and development

Research and development expenses amounted to $23.5 million for the first quarter of 2011, compared to $20.5 million in the same period of 2010, an increase of 15%.  The increase is due primarily to increased investment in new product development and the negative impact of a weaker U.S. dollar, partially offset by cost reductions resulting from the integration of Sierra Wireless and Wavecom.

Included in research and development expenses was $0.4 million of stock-based compensation expense in the three months ended March 31, 2011, compared to $0.3 million in the same period of 2010.

Administration

Administration expenses remained at comparable levels despite the negative impact of a weaker U.S. dollar and amounted to $9.4 million, or 6.5% of revenue, for the three months ended March 31, 2011, compared to $9.6 million, or 6.3% of revenue, in the same period of 2010.  Included in administration expenses was $0.8 million of stock-based compensation expense in 2011, compared to $0.9 million in 2010.

Restructuring costs

For the three months ended March 31, 2011, restructuring costs were $0.3 million, compared to $1.6 million in the same period of 2010.  Restructuring costs in both the first quarter of 2011 and the comparative quarter in 2010 were related to severance costs in respect of Wavecom acquisition which have been decreasing over time.

Integration costs

In the first quarter of 2011, integration costs related to the acquisition of Wavecom were $0.5 million, compared to $1.8 million in the same period of 2010.  Integration costs in the first quarter of 2011 primarily included costs related to office space optimization in France.

Foreign exchange

Foreign exchange gain, primarily from intercompany balances, totaled $0.4 million in the first quarter of 2011, compared to a loss of $3.7 million in the same period in 2010.

In addition to the gain (loss) on intercompany balances, changes in foreign exchange rates also impacted our Euro and Canadian dollar denominated operating expenses.  We estimate that changes in exchange rates between 2010 and 2011 negatively impacted operating expenses by approximately $1.4 million.

Income tax expense (recovery)

Income tax recovery was $1.2 million for the three months ended March 31, 2011, compared to $0.7 million in the same period of 2010.

Non-controlling interest

The non-controlling interest in the three months ended March 31, 2011 was minimal, compared to $0.1 million in the same period of 2010.  The non-controlling interest represents the interest in Wavecom’s loss that results from shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period until June 2011 for tax purposes.  We have entered into a put/call agreement with these employees to purchase back their shares at €8.50 per share upon expiry of the tax hold period in June 2011.  Until that time, the shares are considered a non-controlling interest.

Net loss attributable to the Company

Our net loss amounted to $7.8 million, or loss per share of $0.25, for the three months ended March 31, 2011, compared to a net loss of $7.5 million, or loss per share of $0.24, in the same period of 2010.  Included in our net loss was $1.6 million of stock-based compensation expense in the first quarter of 2011, compared to $1.7 million in the same period of 2010.

The weighted average diluted number of shares outstanding increased to 31.2 million at March 31, 2011, compared to 31.0 million at March 31, 2010.  The number of shares outstanding at March 31, 2011 was 31.3 million, compared to 31.1 million at March 31, 2010.

International Financial Reporting Standards (“IFRS”)

In November 2008, the Securities and Exchange Commission (“SEC”) announced a proposed roadmap for comment regarding the potential use by U.S. registrants of financial statements prepared in accordance with IFRS.  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board.  On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards.  Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters.  By the end of 2011, assuming completion of certain projects and the SEC staff’s work plan, it is expected that the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system.  We will continue to monitor the development of the potential implementation of IFRS.

Legal Proceedings

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  The plaintiff filed a Notice of Voluntary Dismissal Without Prejudice in respect of this lawsuit in March 2011.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including telecommunication carrier companies including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation made certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that did not cover the marked products.  In April 2011, a mutually agreeable settlement was reached by the parties which will not have a material adverse effect on our operating results.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  In February 2011, the plaintiff filed a similar lawsuit in the same court asserting patent infringement by a number of additional parties including us.  In both cases, the litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organization, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  The plaintiff has withdrawn its contentions that Verizon Wireless infringes its patents by selling Sierra Wireless products.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  In the first quarter of 2011, the plaintiff filed a third amended complaint asserting a number of allegations including certain allegations concerning the wireless modems sold to AT&T Mobility LLC by us.  AT&T has advised us that this litigation has been settled, and we believe that the settlement will have no adverse material effect upon us.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us, and there is no right of appeal with respect to this court decision.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California and is in the discovery stage, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  One of the carrier companies has provisionally withdrawn their indemnification demands against us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In March and June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC and Sprint Spectrum, LP, respectively.  The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  In respect of the first matter, the claim construction process has concluded and discovery in the matter is ongoing.  The second matter has been settled by Sprint and the terms of the settlement are not known to us currently.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  A decision of the Court of Appeal for the Federal Circuit is pending in respect of the Patent Office’s re-examination decision regarding the patent that the plaintiff claims has been infringed in this lawsuit.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  The claim construction process has concluded and discovery in the matter is ongoing.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $1.5 million for the three months ended March 31, 2011, compared to cash used by operating activities of $7.9 million in the same period of 2010.  The increase was primarily related to lower working capital requirements in the first quarter of 2011.

Investing Activities

Cash used by investing activities was $0.8 million in the three months ended March 31, 2011, compared to cash provided by investing activities of $12.9 million in the same period of 2010.  Cash usage in the current quarter was primarily related to the purchase of property, plant and equipment and intangible assets of $2.7 million partially offset by net proceeds on maturity of short terms investments of $1.8 million.  Cash generated in the comparable period in 2010 related to net proceeds on maturity of short-term investments of $15.8 million, partially offset by cash used for property, plant and equipment and intangible assets of $2.9 million.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily patents and software licenses.

Financing Activities

Cash used by financing activities was at comparable levels during the three months ended March 31, 2011 and 2010 at $0.4 million.

As of March 31, 2011, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completion of the purchase of the non-controlling interest of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $110.8 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the second quarter of 2011 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of March 31, 2011.  These have not changed materially since December 31, 2010.

(Payments, in millions of U.S. dollars)	Total

2011	$97.0
2012	11.2
2013	11.4
2014	8.0
2015	6.6
Thereafter	6.2
Total	$140.4

As of March 31, 2011, we had tax obligations for uncertain tax positions of $8.8 million.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $110.8 million at March 31, 2011, compared to $111.8 million at December 31, 2010.

•                  Accounts receivable amounted to $106.1 million at March 31, 2011, compared to $117.4 million at December 31, 2010.

•                  We have a credit facility with two Canadian chartered banks as described below.  At March 31, 2011 and December 31, 2010, there were no borrowings under this credit facility.

Credit Facilities

On January 27, 2011, we signed an amended and restated credit agreement with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, extending our revolving term, $10.0 million credit facility (the “Revolving Facility”) to January 28, 2013 at similar terms.  The Revolving Facility is for working capital requirements and is secured by a pledge against all of our assets.  At March 31, 2011, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

At March 31, 2011 we had $0.3 million (December 31, 2010 — $0.5 million) outstanding under a letter of credit, which approximates its fair value.  The letter of credit expires in September 2011.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.

The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 22 to 24 of our 2010 Annual Report.  There were no significant changes in our critical accounting policies in the first quarter of 2011.

Outstanding Share Data

As of the date of this MD&A, there were stock options exercisable into 2,473,543 common shares and there were 930,240 restricted share units outstanding.

Market Risk Disclosure

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro.  To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.

We monitor our exposure to foreign exchange movements and seek to reduce our exposure in certain circumstances by denominating sales and purchase contracts in U.S. dollars where practical to do so.  On occasion, we also use certain derivatives such as foreign currency forward and option contracts to reduce our foreign exchange risk.  We had no derivatives outstanding at March 31, 2011. We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

Related Party Transactions

During the three months ended March 31, 2011, there were no related party transactions.

Changes in Internal Control over Financial Reporting

There have been no changes in Sierra Wireless’ internal control over financial reporting during the three months ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Summary of Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the nine most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2010.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

(In thousands of U.S. dollars, except per share amounts and number	2011
of shares)	Q1

Revenue	$144,275
Cost of goods sold	104,811
Gross margin	39,464

Expenses:
Sales and marketing	12,268
Research and development	23,512
Administration	9,385
Restructuring costs	325
Integration costs	540
Amortization	2,848
48,878
Loss from operations	(9,414)
Foreign exchange gain	422
Other expense	(40)
Loss before income taxes	(9,032)
Income tax recovery	(1,199)
Net loss before non-controlling interest	(7,833)
Net loss attributable to non-controlling interest	(44)
Net loss attributable to the Company	$(7,789)

Loss per share:
Basic	$(0.25)
Diluted	$(0.25)

Weighted average number of shares (in thousands):
Basic	31,237
Diluted	31,237

(In thousands of U.S. dollars, except per share amounts and number	2010
of shares)	Q1	Q2	Q3	Q4	Total

Revenue	$151,317	$159,116	$172,732	$167,176	$650,341
Cost of goods sold	104,983	112,906	123,778	118,309	459,976
Gross margin	46,334	46,210	48,954	48,867	190,365

Expenses:
Sales and marketing	14,156	13,183	12,137	12,123	51,599
Research and development	20,541	21,534	22,178	23,782	88,035
Administration	9,584	8,835	8,865	9,073	36,357
Restructuring costs	1,611	1,581	4,316	132	7,640
Integration costs	1,846	1,631	727	906	5,110
Amortization	3,106	2,919	2,939	3,026	11,990
	50,844	49,683	51,162	49,042	200,731
Loss from operations	(4,510)	(3,473)	(2,208)	(175)	(10,366)
Foreign exchange gain (loss)	(3,658)	(5,460)	2,359	(241)	(7,000)
Other income (expense)	(130)	(103)	12	(20)	(241)
Earnings (loss) before income taxes	(8,298)	(9,036)	163	(436)	(17,607)
Income tax recovery	(689)	(399)	(499)	(1,221)	(2,808)
Net earnings (loss) before non-controlling interest	(7,609)	(8,637)	662	785	(14,799)
Net loss attributable to non-controlling interest	(88)	(82)	(48)	(40)	(258)
Net earnings (loss) attributable to the Company	$(7,521)	$(8,555)	$710	$825	$(14,541)

Earnings (loss) per share:
Basic	$(0.24)	$(0.28)	$0.02	$0.03	$(0.47)
Diluted	$(0.24)	$(0.28)	$0.02	$0.03	$(0.47)

Weighted average number of shares (in thousands):
Basic	31,050	31,054	31,077	31,151	31,083
Diluted	31,050	31,054	31,208	31,493	31,083

(In thousands of U.S. dollars, except per share amounts and number	2009
of shares)	Q1	Q2	Q3	Q4	Total

Revenue	$111,407	$135,348	$135,677	$143,952	$526,384
Cost of goods sold	79,886	86,895	87,088	95,223	349,092
Gross margin	31,521	48,453	48,589	48,729	177,292

Expenses:
Sales and marketing	9,362	15,590	14,692	15,191	54,835
Research and development	14,964	22,672	22,546	19,884	80,066
Administration	6,547	10,792	9,589	9,625	36,553
Acquisition costs	6,522	804	364	95	7,785
Restructuring costs	1,726	8,869	5,332	4,678	20,605
Integration costs	254	936	1,332	1,337	3,859
Amortization	2,420	5,001	4,889	(997)	11,313
	41,795	64,664	58,744	49,813	215,016
Loss from operations	(10,274)	(16,211)	(10,155)	(1,084)	(37,724)
Foreign exchange gain (loss)	(9,923)	10,957	1,981	(1,754)	1,261
Other expense	(4,022)	(10)	(88)	(279)	(4,399)
Loss before income taxes	(24,219)	(5,264)	(8,262)	(3,117)	(40,862)
Income tax expense (recovery)	(267)	1,229	(634)	12	340
Net loss before non-controlling interest	(23,952)	(6,493)	(7,628)	(3,129)	(41,202)
Net loss attributable to non-controlling interest	(287)	(622)	—	(394)	(1,303)
Net loss attributable to the Company	$(23,665)	$(5,871)	$(7,628)	$(2,735)	$(39,899)

Loss per share:
Basic	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)
Diluted	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)

Weighted average number of shares (in thousands):
Basic	31,032	31,032	31,032	31,042	31,035
Diluted	31,032	31,032	31,032	31,042	31,035

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  In the first quarter of 2011, our net loss amounted to $7.8 million, compared to net earnings of $0.8 million in the fourth quarter of 2010.  Our net loss increased primarily due to the decrease in our revenues in the first quarter of 2011.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•      Possible delays or shortages in component supplies;

•      Design win cycles in our embedded module business;

•      Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•      Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•      Concentration in our customer base;

•      Seasonality in demand;

•      Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•      The ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•      Potential commoditization and saturation in certain markets;

•      Transition periods associated with the migration of new technologies;

•      The development and timing of the introduction of our new products;

•      The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•      The amount of inventory held by our channel partners;

•      Possible cyclical fluctuations related to the evolution of wireless technologies;

•      Possible delays in the manufacture or shipment of current or new products;

•      Possible product quality or factory yield issues that may increase our cost of goods sold;

•      Possible increased inventory levels;

•      Possible fluctuations in certain foreign currencies relative to the U.S. dollar affect foreign denominated revenue, cost of goods sold and operating expenses;

•      The achievement of milestones related to our professional services contracts; and

•      Operating expenses are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intensified competition. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. Business combinations by our competitors or the network carriers could weaken our competitive position.  We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

Continued difficult or uncertain economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties in those economies.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve.  As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenue.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of significant customers will account for a significant portion of our revenues for the foreseeable future.  In the three months ended March 31, 2011, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 25% of our revenue.  In the year ended December 31, 2010, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 26% of our revenue.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

Our business success depends on us not infringing on the intellectual property rights owned by others.  The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  These entities aggressively pursue patent litigation, resulting in increased litigation costs for us.  We expect that this recent development will continue for the foreseeable future.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•    We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•    We may be prohibited from further use of our intellectual property and may be required to cease selling our products that are subject to the claim;

•    We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•    We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    Management’s attention and resources may be diverted;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•    Potential business interruption;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses, and such a failure may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar through our operations in Canada, the Euro primarily through our operations in Europe and the Australian dollar through sales to certain customers. To reduce our risk related to currency fluctuations, we purchase inventory, other cost of sales items and many of our services in U.S. dollars, where practical.  However, some of our operating costs are still incurred in non-U.S. dollar currencies, primarily those relating to marketing, administration and a portion of our research and development. To the extent that there are fluctuations in the U.S. dollar relative to other currencies, our operating results may be negatively impacted.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

We intend to continue to grow our international business.  Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•    Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•    Language and cultural differences;

•    Potential adverse tax consequences;

•    Difficulty in managing a worldwide workforce in compliance with local laws, that vary from country to country; and

•    Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into an employment agreement for any specific term. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business.

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•    Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•    Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Possible use of cash to support the operations of an acquired business;

•    Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•    Disruption of our ongoing business;

•    Diversion of management’s time and attention away from our existing business during the integration process;

•    Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•    As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•    Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•    Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Unaudited)

Three months ended March 31,	2011	2010

Revenue	$144,275	$151,317
Cost of goods sold	104,811	104,983
Gross margin	39,464	46,334

Expenses:
Sales and marketing	12,268	14,156
Research and development	23,512	20,541
Administration	9,385	9,584
Restructuring (note 4)	325	1,611
Integration (note 5)	540	1,846
Amortization	2,848	3,106
	48,878	50,844
Loss from operations	(9,414)	(4,510)
Foreign exchange gain (loss)	422	(3,658)
Other expense	(40)	(130)
Loss before income taxes	(9,032)	(8,298)
Income tax recovery	(1,199)	(689)
Net loss	(7,833)	(7,609)
Net loss attributable to the non-controlling interest (note 9)	(44)	(88)
Net loss attributable to the Company	$(7,789)	$(7,521)

Loss per share attributable to the Company:
Basic	$(0.25)	$(0.24)
Diluted	$(0.25)	$(0.24)

Weighted average number of shares (in thousands):
Basic	31,237	31,050
Diluted	31,237	31,050

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of U.S. dollars)

(Unaudited)

Three months ended March 31,	2011	2010

Net loss	$(7,833)	$(7,609)
Other comprehensive income, net of tax
Foreign currency translation, net of taxes of $nil	4,947	(5,523)
Comprehensive loss	(2,886)	(13,132)
Comprehensive loss attributable to the non-controlling interest (note 9)	(43)	(28)
Comprehensive loss attributable to the Company	$(2,843)	$(13,104)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2011	December 31, 2010
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$86,197	$85,443
Short-term investments (note 2)	24,559	26,405
Accounts receivable, net of allowance for doubtful accounts of $3,998 (2010 — $4,606)	106,135	117,397
Inventories (note 3)	20,889	22,134
Deferred income taxes	9,583	9,577
Prepaid expenses and other	26,772	24,542
	274,135	285,498

Property, plant and equipment	20,679	22,635
Intangible assets	68,261	69,024
Goodwill	92,541	90,953
Deferred income taxes	635	836
Other assets	661	622
	$456,912	$469,568

Liabilities
Current liabilities:
Accounts payable	$49,148	$63,451
Accrued liabilities	73,989	74,019
Deferred revenue and credits	970	987
Current portion of long-term obligations (note 6)	1,287	1,470
Current portion of obligations under capital leases (note 7)	284	324
	125,678	140,251

Long-term obligations (note 6)	27,884	24,724
Obligations under capital leases (note 7)	270	263
Deferred income taxes	942	1,143
	154,774	166,381
Equity
Shareholders’ equity:
Share capital	327,981	327,668
Shares held for restricted share unit (“RSU”) distribution, at cost	(1,896)	(3,908)
Additional paid-in capital	16,438	16,926
Deficit	(40,956)	(33,167)
Accumulated other comprehensive loss	(525)	(5,471)
	301,042	302,048
Non-controlling interest (note 9)	1,096	1,139
	302,138	303,187
	$456,912	$469,568

Contingencies (note 12)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars, except number of shares)

	Shareholders’ Equity
	Common Shares		Treasury Shares		Additional Paid-in		Accumulated Other Comprehensive	Non- controlling
	Number	Amount	Number	Amount	Capital	Deficit	Income (Loss)	Interest	Total
Balance December 31, 2009	31,048,907	$326,043	1,086,652	$(6,442)	$13,133	$(18,626)	$(37)	$2,525	$316,596
Issuance of Wavecom S.A. free shares	—	—	—	—	(229)	—	32	(1,356)	(1,553)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(14,541)	—	(258)	(14,799)
Other comprehensive income (loss), net of tax:
Reclassification adjustment for realized losses (gains) on investments, net of tax	—	—	—	—	—	—	(0)	—	(0)
Foreign currency translation, net of tax	—	—	—	—	—	—	(5,466)	228	(5,238)
Comprehensive loss									(20,037)
Distribution of vested RSUs	—	—	(443,610)	2,534	(2,534)	—	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	151	—	—	—	151
Stock option exercises (note 8)	173,879	1,625	—	—	(551)	—	—	—	1,074
Stock-based compensation (note 8)	—	—	—	—	6,956	—	—	—	6,956
Balance December 31, 2010	31,222,786	327,668	643,042	(3,908)	16,926	(33,167)	(5,471)	1,139	303,187

Comprehensive income (loss):
Net loss	—	—	—	—	—	(7,789)	—	(44)	(7,833)
Other comprehensive income (loss), net of tax:
Foreign currency translation, net of tax	—	—	—	—	—	—	4,946	1	4,947
Comprehensive loss									(2,886)
Distribution of vested RSUs	—	—	(344,616)	2,012	(2,012)	—	—	—	—
Stock option exercises (note 8)	27,509	313	—	—	(107)	—	—	—	206
Stock-based compensation (note 8)	—	—	—	—	1,631	—	—	—	1,631
Balance March 31, 2011	31,250,295	$327,981	298,426	$(1,896)	$16,438	$(40,956)	$(525)	$1,096	$302,138

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

Three months ended March 31,	2011	2010
Cash flows from operating activities:
Net loss	$(7,833)	$(7,609)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Amortization	8,612	8,721
Stock-based compensation (note 8)	1,631	1,694
Non-cash restructuring and other	—	4
Deferred income tax	—	(8)
Gain on disposal of property, plant and equipment	(8)	—
Changes in operating assets and liabilities
Accounts receivable	12,220	(12,327)
Inventories	1,334	595
Prepaid expenses and other assets	(1,121)	(49)
Accounts payable	(14,998)	3,463
Accrued liabilities	1,681	(2,462)
Deferred revenue and credits	(42)	70
Net cash provided by (used in) operating activities	1,476	(7,908)

Cash flows from investing activities:
Proceeds on disposal of property, plant and equipment	13	—
Purchase of property, plant and equipment	(1,963)	(1,915)
Increase in intangible assets	(741)	(977)
Purchase of short-term investments	(20,437)	(7,090)
Proceeds on maturity of short-term investments	22,284	22,886
Net cash (used in) provided by investing activities	(844)	12,904

Cash flows from financing activities:
Issuance of common shares, net of share issue costs	206	21
Decrease in long-term liabilities	(638)	(422)
Net cash used in financing activities	(432)	(401)

Effect of foreign exchange changes on cash and cash equivalents	554	(829)

Net increase in cash and cash equivalents	754	3,766
Cash and cash equivalents, beginning of period	85,443	107,491
Cash and cash equivalents, end of period	$86,197	$111,257

Supplementary information (note 13)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2011 and 2010

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.              Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2010 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2010 audited consolidated financial statements and the notes thereto.  The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions. The ownership of the other non-controlling interest holders of consolidated subsidiaries is reflected as non-controlling interest and is not significant.

Our functional or primary operating currency is the U.S. dollar.

2.              Investments

Investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.  Our outstanding short-term investments have contractual maturities ranging from four to five months from the date of purchase.

3.              Inventories

	March 31,	December 31,
	2011	2010
Electronic components	$7,821	$5,578
Finished goods	13,068	16,556
	$20,889	$22,134

4.              Restructuring Charges

The following tables summarize changes to the restructuring provisions during the three months ended March 31, 2011:

September 2010 Restructuring	Workforce Reduction	Facilities	Total
Balance at December 31, 2010	$1,487	$—	$1,487
Period charges	307	—	307
Cash payments	(1,233)	—	(1,233)
Foreign exchange	22	—	22
Balance at March 31, 2011	$583	$—	$583

May 2009 Restructuring	Workforce Reduction	Facilities	Total
Balance at December 31, 2010	$8	$1,554	$1,562
Period charges	—	18	18
Cash payments	—	(170)	(170)
Balance at March 31, 2011	$8	$1,402	$1,410

Wavecom Restructuring	Workforce Reduction	Facilities	Total
Balance at December 31, 2010	$480	$—	$480
Period charges	—	—	—
Cash payments	(74)	—	(74)
Revisions to prior accruals	(111)	—	(111)
Foreign exchange	12	—	12
Balance at March 31, 2011	$307	$—	$307

Prior Restructurings	Workforce Reduction	Facilities	Total
Balance at December 31, 2010	$—	$217	$217
Cash payments	—	(71)	(71)
Revisions to prior accruals	—	17	17
Foreign exchange	—	5	5
Balance at March 31, 2011	$—	$168	$168

Total	Workforce Reduction	Facilities	Total
Balance at December 31, 2010	$1,975	$1,771	$3,746
Period charges	307	18	325
Cash payments	(1,307)	(241)	(1,548)
Revisions to prior accruals	(111)	17	(94)
Foreign exchange	34	5	39
Balance at March 31, 2011	$898	$1,570	$2,468

5.              Integration Costs

During the three months ended March 31, 2011, we incurred integration costs related to the acquisition of Wavecom S.A. of $540 (2010 — $1,846), which include costs related to the office space optimization in Europe.

6.             Long-term Liabilities

	2011	2010
Facilities restructurings (note 4)	$1,570	$1,771
TPC liability	987	1,404
Accrued royalties	17,045	14,756
Marketing development funds	8,499	7,253
Retirement reserve	1,070	1,010
Total long-term liabilities	$29,171	$26,194
Less: current portion of long-term liabilities	(1,287)	(1,470)
Long-term liabilities	$27,884	$24,724

7.              Obligations under Capital Leases

Future minimum lease payments under capital leases are as follows:

	March 31, 2011	December 31, 2010
2011	$237	$332
2012	184	153
2013	106	79
2014	38	35
	565	599
Less: amount representing interest	(11)	(12)
	554	587
Less: current portion	(284)	(324)
	$270	$263

8.              Stock-based Compensation

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at March 31, 2011, stock options exercisable into 636,524 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having a five-year term.

The following table summarizes stock option activity for the three months ended March 31, 2011:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2010	2,259,728	$12.51	$12.54	2.4	$7,878
Granted	637,936	10.99	10.99
Exercised	(27,509)	7.47	7.48		134
Forfeited	(381,649)	13.52	13.53
Outstanding, March 31, 2011	2,488,506	11.82	12.18	3.1	3,304

Exercisable, December 31, 2010	1,197,931	15.41	15.50		1,529
Exercisable, March 31, 2011	1,050,831	14.77	15.22		1,053

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2010 was $21.

Restricted stock plans

Our non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) provide long-term incentives to certain executives and other key employees and support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to us upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and Nasdaq.  The trust funds are variable interest entities and are included in these consolidated financial statements as shares held for RSU distribution.

Generally, RSUs vest annually over three years, in equal amounts on the anniversary date of the date of the grant.  In February 2010, the non-U.S. employee restricted stock plan was amended to include grants to employees in France.  Under the amendment, grants to employees in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  All vested RSUs will be settled upon vesting by delivery of one common share of Sierra Wireless, Inc. for each vested unit.  The following table summarizes the RSU activity for the three months ended March 31, 2011:

	Number of RSUs	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		Cdn.$	U.S.$	In years	U.S.$

Outstanding, December 31, 2010	827,991	$6.81	$6.83	1.3	$12,346
Granted	456,465	11.08	11.08
Vested	(344,616)	11.49	11.49		4,000
Forfeited	(7,716)	5.58	5.75
Outstanding, March 31, 2011	932,124	8.71	8.98	2.0	5,198

The aggregate intrinsic value of RSUs that vested in the three months ended March 31, 2010 was $2,918.

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option and restricted stock plans described above:

Three months ended March 31,	2011	2010
Cost of goods sold	$113	$135
Sales and marketing	322	386
Research and development	391	321
Administration	805	852
	$1,631	$1,694

As of March 31, 2011, the unrecognized compensation costs related to non-vested stock options and RSUs were $6,092 and $6,928 (2010 — $6,189 and $5,670), respectively, which are expected to be recognized over weighted average periods of 3.0 and 2.4 years (2010 — 2.5 and 2.2 years), respectively.

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period.  Grants to French employees are expensed over a two-year vesting period.  Of the stock-based compensation expense recognized in our Consolidated Statements of Operations for the three months ended March 31, 2011, $805 related to the RSUs (2010 — $880).

We calculate the fair value of stock options granted using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three months ended March 31, 2011 was $5.26 (2010 — $4.15).  The following assumptions were used in the calculation of the respective fair values:

Three months ended March 31,	2011	2010
Expected dividend yield	—	—
Expected stock price volatility	60%	60%
Risk-free interest rate	2.11%	1.92%
Expected life of options	4 years	4 years
Estimated forfeiture rate	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

9.              Non-controlling Interest

The non-controlling interest represents shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered non-controlling interest.

10.       Financial Instruments

(a)         Fair value of financial instruments

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value investment.  There are three levels of inputs that may be used to measure fair value:

Level 1

Quoted prices in active markets for identical assets and liabilities.

Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short-term investments are carried at fair market value; their book value as at March 31, 2011 was $24,559 (December 31, 2010 — $26,404).  The fair value of these investments is classified under Level 1.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximates their fair values.

(b)         Credit facilities

On January 27, 2011, we signed an amended and restated credit agreement, on similar terms, which extended our revolving facility to January 28, 2013.  As at March 31, 2011, we were undrawn on our revolving facility and were in compliance with the associated covenants.

(c)          Letters of credit

We have entered into a letter of credit under which we have issued performance and bid bonds to ensure our performance to a third party customer in accordance with specified terms and conditions.  At March 31, 2011, we had a performance bond of $315 (December 31, 2010 — $315) that expires in September 2011.  The value of this bond approximates its fair market value.  Bid bonds of $229 (December 31, 2010 — $229) expired during the three months ended March 31, 2011.  We have not made any payments under these types of bonds.

11.       Income Taxes

The unrecognized tax benefits at March 31, 2011 were $8,824 (December 31, 2010 — $8,754).  If the tax benefits as at March 31, 2011 were recognized, they would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three months ended March 31, 2011, we recorded an expense of $70 (three months ended March 31, 2010 — $140), for interest and penalties.  At March 31, 2011, we had accrued $1,544 (December 31, 2010 — $1,474) for potential interest and penalties.

12.       Contingencies

(a)  Contingent liability on sale of products

(i)                   Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)                We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)             We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.

An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2010	$4,059
Provisions	2,927
Expenditures	(2,179)
Balance, March 31, 2011	$4,807

(b) Other commitments

We have entered into purchase commitments totaling approximately $92,066 (December 31, 2010 — $85,524) with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between April and June 2011.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)     Legal proceedings

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  The plaintiff filed a Notice of Voluntary Dismissal Without Prejudice in respect of this lawsuit in March 2011.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including telecommunication carrier companies including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation made certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that did not cover the marked products.  In April 2011, a mutually agreeable settlement was reached by the parties which will not have a material adverse effect on our operating results.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  In February 2011, the plaintiff filed a similar lawsuit in the same court asserting patent infringement by a number of additional parties including us.  In both cases, the litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organization, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  The plaintiff has withdrawn its contentions that Verizon Wireless infringes its patents by selling Sierra Wireless products.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  In the first quarter of 2011, the plaintiff filed a third amended complaint asserting a number of allegations including certain allegations concerning the wireless modems sold to AT&T Mobility LLC by us.  AT&T has advised us that this litigation has been settled, and we believe that the settlement will have no adverse material effect upon us.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us, and there is no right of appeal with respect to this court decision.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California and is in the discovery stage, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  One of the carrier companies has provisionally withdrawn their indemnification demands against us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In March and June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC and Sprint Spectrum, LP, respectively.  The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  In respect of the first matter, the claim construction process has concluded and discovery in the matter is ongoing.  The second matter has been settled by Sprint and the terms of the settlement are not known to us currently.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  A decision of the Court of Appeal for the Federal Circuit is pending in respect of the Patent Office’s re-examination decision regarding the patent that the plaintiff claims has been infringed in this lawsuit.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  The claim construction process has concluded and discovery in the matter is ongoing.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

13.       Supplementary Information

Three months ended March 31,	2011	2010
Cash received for
Interest	$50	$15
Income taxes	1	113
Cash paid for
Interest	157	262
Income taxes	302	136

14.       Segmented Information

We implemented a new organizational structure during the fourth quarter of 2010, and effective January 1, 2011, we have two reportable segments.

•                  Mobile Computing (“MC”)

•                  Machine-to-Machine (“M2M”)

Our segments have changed from those reported at December 31, 2010.  We have not restated our comparative information as discrete financial information for these two segments is not available for periods prior to January 1, 2011.

Three months ended March 31, 2011	MC	M2M	Total
Revenue	$71,547	$72,728	$144,275
Cost of Sales	54,763	50,048	104,811
Gross Margin	$16,784	$22,680	$39,464
Gross Margin %	23.5%	31.2%	27.4%
Expenses			48,878
Loss from operations			(9,414)

Three months ended March 31, 2010	MC	M2M	Total
Revenue	$62,650	$88,667	$151,317
Cost of Sales	N/A	N/A	104,983
Gross Margin	N/A	N/A	46,334
Gross Margin %	N/A	N/A	30.6%
Expenses			50,844
Loss from operations			(4,510)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  We had two significant customers during the three months ended March 31, 2011 that each accounted for more than 10% of our revenue, comprising sales of $20,895 and $14,843 respectively (three months ended March 31, 2010 — three significant customers comprising sales of $19,819, $22,426, and $26,671 respectively).